FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014
Commission File Number: 001-36437

DORIAN LPG LTD.
 (Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 25, 2014 of Dorian LPG Ltd. (the "Company") announcing that it has entered into a Memorandum of Understanding with HNA Logistics Group Co., Ltd. to explore opportunities in the liquefied petroleum gas logistics market and that it has taken delivery of the eco VLGC "Comet."

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: July 28, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 99.1

Dorian LPG Ltd. Announces Strategic Relationship

with HNA Logistics Group Co., Ltd. and Delivery of First VLGC in Newbuilding

Program

STAMFORD, Conn., July 25, 2014 /PRNewswire/ -- Dorian LPG Ltd. (NYSE: LPG) (the "Company" or "Dorian LPG") a leading owner and manager of modern VLGC's (very large gas carriers), today announced that it has entered into a Memorandum of Understanding ("MOU"), with HNA Logistics Group Co., Ltd. ("HNA Logistics") to explore opportunities in the liquefied petroleum gas ("LPG") logistics market.

John Hadjipateras, Chairman, President and Chief Executive Officer commented, "We are very pleased to form a strategic relationship with HNA Logistics. Their unique presence in the Chinese market creates opportunities to develop energy related transportation, finance, infrastructure and distribution. We will focus our efforts in this important market to forge relationships with Chinese LPG ship charterers and LPG end users."

"The MOU with Dorian LPG presents a significant opportunity for our company to collaborate with a leader in the LPG industry." Director and Vice President of HNA Logistics, Mr. Ximen "Steve" Chen, commented, "We will jointly engage in the development of green energy logistics which includes LPG vessel investment, gas supply chain solutions and infrastructure in the Chinese market, with the ultimate goal of together building an LPG distribution business in China to take advantage of the significant opportunities for growth in the global LPG industry."

Separately, Dorian LPG is pleased to announce that it has today taken delivery of the eco VLGC "Comet" from Hyundai Heavy Industries Co. Ltd in Ulsan, South Korea. The vessel will immediately enter into a 5-year time charter with Shell.

About Dorian LPG Ltd.

Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGC's. Dorian LPG currently owns and operates three modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG has 19 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece.

About HNA Logistics Group Co., Ltd.

With the powerful strategic support from HNA Group, HNA Logistics adheres to become the international logistics solution provider and logistics Investor. At present it covers businesses like ocean shipping and marine engineering construction, comprehensive marine transportation, internet financial, logistics finance and specialized logistics. HNA Logistics is optimistic about the energy transport business, and is committed to exploring opportunities in the liquefied petroleum gas (LPG) and liquefied natural gas (LNG) logistics market.

Forward-Looking Statements

This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.

Dorian Contact Information

Ted Young; Chief Financial Officer: Tel.: +1 (203) 674-9695

HNA Logistics Group Co., Ltd. Contact Information

Captain Li Mingdao, V.P. of Marine Shipping Division, HNA Logistics

Tel: +86 21 6175 7023 Mobile: +86 186 1696 8788